 PetroChina Company Limited

October 11, 2023

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PetroChina Company Limited

Form 20-F for the Fiscal Year Ended December 31, 2022

Response dated September 8, 2023

File No. 001-15006

Dear Sir/Madame,

I refer to the comments set forth in the letter dated September 14, 2023 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual report of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal year ended December 31, 2022 (“Form 20-F”) and the Company’s response letter dated September 8, 2023. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 122

1.	We note your response to prior comment 2 that Item 16I(b) of Form 20-F states: “any such identified foreign issuer that uses a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in the financial statements of the registrant is required to provide the below disclosures for itself and its consolidated foreign operating entity or entities.” In that regard, page 15 of our SEC Release No. 34- 93701, “Holding Foreign Companies Accountable Act Disclosure,” clarifies that a registrant should “look through a VIE or any structure that results in additional foreign entities being consolidated in the financial statements of the registrant and provide the required disclosures about any consolidated operating company or companies in the relevant jurisdiction.” Per pages F-50 and F-51 of the 20-F, you have subsidiaries outside of China. As previously requested, please provide us with the information required by Items 16I(b)(2) through (b)(5) for all of your consolidated foreign operating entities.

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Response: The Company respectfully advises the Staff that the principal subsidiaries located outside of China, which the Staff has referred to on pages F-50 and F-51 of the Form 20-F, were PetroChina Hong Kong Limited (the “HK Sub”) and Kunlun Energy Company Limited (the “Bermuda Sub”). The HK Sub was incorporated in Hong Kong as a wholly-owned subsidiary of the Company and none of its shares are held by the Hong Kong government. The Bermuda Sub was incorporated in Bermuda and is listed on The Stock Exchange of Hong Kong Limited (“HKSE”), with 54.38% of its shares held by the Company and the remaining held by public shareholders. Based on the Company’s enquiry with the Bermuda Sub and the Company’s review of the public filings on the HKSE in connection with the Bermuda Sub’s beneficial ownership information, the Company was not aware of any direct shareholding by the Bermuda government in the Bermuda Sub. Given that the Bermuda Sub is a listed company, the Company is not able to confirm whether any shareholders of the Bermuda Sub held shares on behalf of the Bermuda government or government entities.

2.	We note your response to prior comment 3 and re-issue. Please confirm, if true, that your reference to “CPC members” includes officials of the Chinese Communist Party as required by Item 16I(b)(4) of Form 20-F.

Response: The Company hereby clarifies that seven of the eleven directors disclosed in the Form 20-F were CPC (or CCP) members, including six of them who served as the members of the CPC Leadership Team of China National Petroleum Corporation (CNPC), the parent company of the Company. Given that CNPC is not a government agency, the Company does not consider the members of the CPC Leadership Team of CNPC should be deemed as “officials.”

3.	We note your response to prior comment 4 and re-issue. Please supplementally describe the steps you have taken to confirm that completeness of the disclosure regarding the names of members of the boards of your consolidated foreign operating entities who are officials of the Chinese Communist Party.

Response: The Company respectfully refers the Staff to its response to Comment 1.

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If you have any questions about this letter, please contact me (hko@petrochina.com.hk; Phone number: +852.2899.2010; Fax: +852.2899.2390).

Very truly yours,

/s/ Hua WANG
Name:	Hua WANG
Title:	CFO and Secretary to Board of Directors

Cc: By email

Fang WEI

Alternative Authorized Representative

PetroChina Company Limited

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP

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